SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

Mexican Economic Development, Inc.
(Translation of Registrant’s Name Into English)

Mexico
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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permitted by Regulation S-T Rule 101(b)(1))

Yes	☐	No	☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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connection with Rule 12g3-2(b): 82-                .)

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2005	FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

	By:	/s/ FEDERICO REYES

	Name:	Federico Reyes
	Title:	Executive Vice President of Finance and Planning

Latin America´s Beverage Leader

FEMSA Successfully Completes Equity Offering

•	Net proceeds of US$700 million
•	Investor demand significantly in excess of supply in Mexico and International markets

          Monterrey, Mexico, June 5, 2005 — Fomento Económico Mexicano, S.A. de C.V. (“FEMSA”) (NYSE:FMX) (BMV:FEMSA UBD) (BMV:FEMSA UB) today announced that it successfully completed its equity offering.

          A total of 80.5 million BD Units, equivalent to 8.05 million American Depositary Shares (ADSs) were sold in the offering, with international investors acquiring 80% of the available BD Units and Mexican investors acquiring the remaining 20%.  Concurrently, FEMSA sold a total of 52.78 million B Units in Mexico at the equivalent of the public offering price per BD Unit.  These amounts of new units include the over-allotment option exercised by the underwriters.

          The net proceeds of the offerings were US$700 million.  This includes the over-allotment option, and considers the underwriting spreads and commissions.  These proceeds are being used to repay bridge loans incurred to purchase the 30% of FEMSA’s subsidiary, FEMSA Cerveza, in August 2004 and to repay other indebtedness.

          This transaction increased the total number of FEMSA Units outstanding as follows:

	Prior to Offering	Currently

BD Units	639,892,590	720,392,590
B Units	419,569,500	472,349,500
Total Units	1,059,462,090	1,192,742,090

          José Antonio Fernández, Chairman and CEO of FEMSA, commented, “We are very pleased with the successful conclusion of our equity offering.  Today, our balance sheet is strong and we have the required financial flexibility to continue executing our growth strategy.  Just as importantly, the strong demand we saw during the offering demonstrates that investors trust our strategy and our ability to execute, and we will continue working hard every day to create and deliver value for them. “

          FEMSA is the largest integrated beverage company in Latin America with a portfolio of leading beer and soft drink brands.  Its beverage platform comprises Coca-Cola FEMSA, the largest Coca-Cola bottler in Latin America and the second largest in the world; FEMSA Cerveza, the second largest brewer in Mexico with brands that include Tecate, Dos Equis and Sol; and FEMSA Comercio, which operates Oxxo, the largest convenience store chain in Mexico with over 3,500 stores.  FEMSA’s beverage products are sold through approximately two million points of sale, which serve a population of over 170 million people in nine countries, including some of the most populous metropolitan areas in Latin America, such as Mexico City, São Paulo and Buenos Aires.

June 5, 2005	2